Exhibit 99.2

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME UPDATES GUIDANCE

Vancouver, Canada, November 26, 2007 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced updated guidance for expected interim results from its Phase 2b clinical trial for vernakalant (oral).  Cardiome had originally intended to complete and disclose the interim analysis in the fourth quarter of 2007.  The Company has decided to complete and disclose the interim analysis in March 2008, with the final study results to be presented in mid-2008.

"While we remain blinded to the efficacy data from the ongoing study, we do know that a significant proportion of our enrollment has occurred in the past two months, meaning that those patients have not yet progressed deeply into the 90-day program,” stated Doug Janzen, President and Chief Business Officer of Cardiome.  “By delaying one quarter we expect to add roughly 20 percent more patients into the interim analysis than originally planned, and as a result more data will be available on patients with longer-term exposure.  More than 400 patients have been randomized in the study, and enrollment is expected to be complete in early 2008.”

"In the context of current business development activities and corporate discussions, we have decided that generating a very robust interim analysis with a large number of patients is in the best interests of shareholders,” stated Bob Rieder, Chairman and Chief Executive Officer of Cardiome.  “While we are all looking forward to seeing data from this study as soon as possible, we believe that the larger dataset that we can gather under this revised timeline will be highly beneficial in our efforts to drive shareholder value in the first half of 2008.  In accordance with our disclosure practice, we will release the results of the interim analysis in a timely manner upon receipt of un-blinded results.”

The Phase 2b clinical trial of vernakalant (oral) for the prevention of recurrence of atrial fibrillation was initiated in the first quarter of 2007.  The double-blind, placebo-controlled, randomized, dose-ranging study is designed to measure the safety and efficacy of vernakalant (oral) over 90 days of oral dosing in patients at risk of recurrent atrial fibrillation, and is expected to enroll approximately 670 patients of which 500 to 600 are expected to enter the maintenance phase and be measured for efficacy.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two late-stage clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), a Phase 1 program for GED-aPC, an engineered analog of recombinant human activated Protein C, and a pre-clinical program directed at improving cardiovascular function.

Vernakalant (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF).  Positive top-line results from two pivotal Phase 3 trials for vernakalant (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005.  Cardiome’s co-development partner Astellas Pharma US, Inc. submitted a New Drug Application for vernakalant (iv) in December 2006.  Positive top-line results from an additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, were released in June 2007.  An open-label safety study evaluating recent-onset AF patients, called ACT 4, has completed.

Vernakalant (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF.  Cardiome announced positive results from a Phase 2a pilot study for vernakalant (oral) in September 2006.  A Phase 2b study for vernakalant (oral) is ongoing.

In April 2007 Cardiome acquired exclusive worldwide rights for GED-aPC for all indications.  Cardiome intends to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME).

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.